

December 20, 2021

Fanglu Wang
Chief Executive Officer
CITIC Capital Acquisition Corp.
28/F CITIC Tower
1 Tim Mei Avenue
Hong Kong, People's Republic of China

> **Re: CITIC Capital Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed December 13, 2021**
> **File No. 333-257962**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 242

1. We note adjustment BB of $(1,171) to other income(expense)on the face of the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020. Please explain to us how the adjustment to other income(expense) corresponds to footnote BB on page 244 which appears to relate to the reversal of historical interest expense to Quanergy's 2022 Secured Notes and Unsecured Notes, which have been settled and converted, respectively, upon consummation of the Business Combination, and revise your footnote to explain the nature of this adjustment.

2.	We refer you to pro forma adjustment (II) on page 244. We were unable to find the corresponding pro forma adjustment on the face of unaudited pro forma condensed combined statements of operations for either the year ended December 31, 2020 or nine-months ended September 30, 2021 on pages 236-238. Please advise and revise your pro forma financial statements accordingly.

Citic Capital Acquisition Corp.
Financial Statements (Audited)
Statements of Changes in Shareholders' Deficit , page F-27

3.	Please revise to present the balance as of December 31, 2020. In this regard, please label the balance as "restated."

Note 2 - Restatement of Previously Issued Financial Statements, page F-32

4.	Please revise disclose the effects of restatement on your fiscal 2020 annual financial statements and similarly revise your restatement footnote in your Form 10-K/A for the year ended December 31, 2020 accordingly.

Note 3 - Summary of Significant Accounting Policies
Net Income (loss) per Ordinary Share, page F-39

5.	We note that you chose to recognize the changes in redemption value immediately as they occur and recognized the accretion from initial book value to redemption amount value upon the IPO. However, you do not appear to reflect the change in redemption value in your earnings per share calculation. Please revise accordingly or explain. Refer to paragraph 21 and footnote 17 of ASC 480-10-S99-3A.

Exhibits and Financial Statements Schedules
Exhibit 23.1, page II-3

6.	We note that the consent of WithumSmith+Brown, PC makes reference to their audit report dated December 13, 2021. Please revise to include a consent which refers to the report date that is consistent with those in the filing (e.g., May 24, 2021, except for the effects of the restatement disclosed in Note 2, as to which the date is December 13, 2021).

Fanglu Wang
CITIC Capital Acquisition Corp.
December 20, 2021
Page 3

       You may contact Eiko Yaoita Pyles at (202) 551-3587 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at (202) 551-3345 with any other questions.

                                                Sincerely,

                                               Division of Corporation Finance
                                               Office of Manufacturing

cc: Guiying Ji